UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013.

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Jurisdiction of incorporation of organization

Republic of the Marshall Islands

30-32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece
(Address of representation office in Greece)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference in our registration statement on Form F-3, as filed with the Securities and Exchange Commission on April 5, 2013 (File No. 333-186977), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

99.1 Safe Bulkers, Inc. – Nine-Month Period ended September 30, 2013 Unaudited Interim Condensed Consolidated Financial Report.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited interim condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Safe Bulkers, Inc., (the “Company”) for the nine months ended September 30, 2013.

Also attached hereto as Exhibit 101 is the Interactive Data File relating to the materials in this report on Form 6-K, formatted in Extensible Business Reporting Language (XBRL).

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-186977) that was declared effective on April 26, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2013

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer